ECARX HOLDINGS INC.
INTERIM REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2026

PRELIMINARY NOTE

Our unaudited condensed consolidated financial statements as of and for the six-months ended June 30, 2026 and June 30, 2025, included herein, are prepared in accordance with accounting principles generally accepted in the United States of America and are reported in U.S. dollars (“US$”). These should be read in conjunction with our audited financial statements as of and for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission (the “SEC”) on Form 20-F on March 30, 2026 (the “2025 Annual Report”).

FORWARD-LOOKING STATEMENTS

This document contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “preliminary,” “forecast,” “objective,” “plan,” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

•The regulatory environment and changes in laws, regulations or policies in the jurisdictions in which we operate;
•The overall economic environment and general market and economic conditions in the jurisdictions in which we operate and beyond;
•The progress and results of the research and development of our products and services, as well as of their manufacturing, launch, commercialization and delivery;
•The conditions and outlook of the automobile and automotive intelligence industries in China and globally;
•Our relationships with automotive OEMs, Tier 1 suppliers, and our other customers, suppliers, other business partners and stakeholders;
•Our ability to successfully compete in highly competitive industries and markets;
•Our ability to continue to adjust our offerings to meet market demand, attract customers to choose our products and services and grow our ecosystem;
•Our ability to execute our strategies, manage growth and maintain our corporate culture as we grow;
•Our anticipated investments in new products, services, collaboration arrangements, technologies and strategic acquisitions, and the effect of these investments on our results of operations;
•Changes in the needs for capital and the availability of financing and capital to fund these needs;
•Anticipated technology trends and developments and our ability to address those trends and developments with our products and services;
•The safety, price-competitiveness, quality and breadth of our products and services;
•The loss of key personnel and the inability to replace such personnel on a timely basis or on acceptable terms;
•Man-made or natural disasters, health epidemics, and other outbreaks including war, acts of international or domestic terrorism, civil disturbances, occurrences of catastrophic events and acts of God such as floods, earthquakes, wildfires, typhoons and other adverse weather and natural conditions that affect our business or assets;
•Exchange rate fluctuations;
•Changes in interest rates or rates of inflation;
•Legal, regulatory and other proceedings; and
•The results of future financing efforts.

In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” in our 2025 Annual Report, as well as in other documents filed by us from time to time with the SEC.

We operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATION

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes contained in our 2025 Annual Report. This document, including the discussion below, concerns our unaudited financial information as of June 30, 2026 and for the six months ended June 30, 2026 and 2025. The discussion of our financial information for the years ended December 31 2023, 2024 and 2025 is included in our 2025 Annual Report. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the 2025 Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. See the section titled “Forward-looking Statements” in this document for cautions about forward-looking statements.
Results of Operations
The following table sets forth our results of operations with line items in absolute amount.

	Six Months Ended June 30,
	2025	2026
	US$	US$
	(in thousands)
Revenue
− Sales of goods revenues	251,942	310,150
− Software license revenues	26,787	2,290
− Service revenues	44,552	44,242
Total revenues	323,281	356,682
Cost
− Cost of goods sold	(226,865)	(264,482)
− Cost of software licenses	(16,529)	(1,362)
− Cost of services	(29,886)	(18,125)
Total cost of revenues	(273,280)	(283,969)
Gross profit	50,001	72,713
Operating expenses:
− Research and development expenses	(68,329)	(52,600)
− Selling, general and administrative expenses	(47,618)	(40,042)
− Others, net	794	759
Total operating expenses	(115,153)	(91,883)
Loss from operation	(65,152)	(19,170)
Interest income	1,554	2,509
Interest expense	(10,239)	(17,982)
Gain from equity method investments	113	14,161
Other non-operating income (expenses)	3,137	(1,478)
Loss before income taxes	(70,587)	(21,960)
Income tax expenses	(2,052)	(1,041)
Net loss	(72,639)	(23,001)

Comparison of the Six Months Ended June 30, 2026 and 2025
Revenue

	Six Months Ended June 30,
	2025	2026	Change
	US$	US$	US$	%

	(in thousands, except percentages)
Sales of Goods Revenues	251,942	310,150	58,208	23.1
Automotive computing platform	215,680	258,535	42,855	19.9
SoC core modules	36,252	47,909	11,657	32.2
Merchandise and other products	10	3,706	3,696	36,960.0
Software License Revenues	26,787	2,290	(24,497)	(91.5)
Service Revenues	44,552	44,242	(310)	(0.7)
Automotive computing platform–design and development service	23,025	39,334	16,309	70.8
Connectivity service	19,020	3,408	(15,612)	(82.1)
Other services	2,507	1,500	(1,007)	(40.2)
Total Revenues	323,281	356,682	33,401	10.3
Our revenues increased by US$33.4 million from US$323.3 million for the six months ended June 30, 2025 to US$356.7 million for the six months ended June 30, 2026.

Sales of Goods Revenues. Sales of goods revenues increased by US$58.2 million, primarily driven by three factors: (i) the growing demand outside China, (ii) a shift in product mix toward a higher proportion of automotive computing platform products, which carry a greater unit price relative to SoC core module products, and (iii) the pricing adjustment implemented to offset the impact of elevated memory costs.

Software License Revenues. Software license service revenues decreased by US$24.5 million from US$26.8 million for the six months ended June 30, 2025 to US$2.3 million for the six months ended June 30, 2026. The difference is attributable to a one-time software license revenue of US$25 million recorded in the first quarter of last year.

Service Revenues. Service revenues decreased slightly by US$0.3 million, mainly due to the growth in revenue from non-recurring engineering services contracts, partially offset by a decrease in overseas connectivity service revenue.
Cost of revenues

	Six Months Ended June 30,
	2025	2026	Change
	US$	US$	US$	%

	(in thousands, except percentages)
Cost of revenues
Cost of goods sold	226,865	264,482	37,617	16.6
Cost of software licenses	16,529	1,362	(15,167)	(91.8)
Cost of services	29,886	18,125	(11,761)	(39.4)
Total	273,280	283,969	10,689	3.9
Our cost of revenues increased by US$10.7 million from US$273.3 million for the six months ended June 30, 2025 to US$284.0 million for the six months ended June 30, 2026, primarily attributable to rising memory costs associated with the sales of goods.

Gross profit and gross margin

	Six Months Ended June 30,
	2025	2026	Change
	US$	US$	US$	%

	(In thousands, except percentages)
Gross profit	50,001	72,713	22,712	45.4
Gross margin (%)	15.5	20.4
As a result of the change in the revenue mix, the price adjustment for the sales of goods, as well as higher service revenue margin supported by a more favorable cost structure, our gross profits increased from US$50.0 million for the six months ended June 30, 2025 to US$72.7 million for the six months ended June 30, 2026.
Our gross margins increased from 15.5% for the six months ended June 30, 2025 to 20.4% for the six months ended June 30, 2026.
Operating expenses

	Six Months Ended June 30,
	2025	2026	Change
	US$	US$	US$	%

	(In thousands, except percentages)
Operating expenses
Research and development expenses	68,329	52,600	(15,729)	(23.0)
Selling, General and administrative expenses	47,618	40,042	(7,576)	(15.9)
Others, net	(794)	(759)	35	(4.4)
Total	115,153	91,883	(23,270)	(20.2)
Research and development expenses. Our research and development expenses decreased by US$15.7 million from US$68.3 million for the six months ended June 30, 2025 to US$52.6 million for the six months ended June 30, 2026, primarily due to the continued resource prioritization that enhanced operational efficiencies and synergies from the integration of our R&D functions and the internal deployment of AI across our business to reduce structural costs.

Selling, General and administrative expenses. Our selling, general and administrative expenses decreased by US$7.6 million from US$47.6 million for the six months ended June 30, 2025 to US$40.0 million for the six months ended June 30, 2026, mainly attributable to the continued improvement in our global operating efficiencies and lower share-based compensation expenses incurred in 2026.
Loss from operation
As a result of the foregoing, we had a loss from operation of US$19.2 million for the six months ended June 30, 2026, in comparison with a loss from operation of US$65.2 million for the six months ended June 30, 2025.
Interest income
Our interest income increased to US$2.5 million during the six months ended June 30, 2026 primarily because of the income from available-for-sale debt investments.
Interest expenses
Our interest expenses increased from US$10.2 million for the six months ended June 30, 2025 to US$18.0 million for the six months ended June 30, 2026, primarily due to additional interests accrued on convertible notes and increased bank borrowings.

Gain from equity method investments
We recorded a gain from equity method investments of US$0.1 million for the six months ended June 30, 2025 and a gain from equity method investments of US$14.2 million for the six months ended June 30, 2026, the change was primarily due to a gain of US$14.5 million from the partial sale of equity interest in SiEngine in 2026.
Other non-operating (expenses) income, net
Major components of other non-operating (expenses) income, net are discussed below:
Change in fair value of an equity security
We recorded a loss due to changes in the fair value of an equity security of US$4.3 million for the six months ended June 30, 2026, compared to a loss of US$0.3 million for the same period in 2025. The change was mainly affected by the market prices of the listed equity security.
Change in fair value of warrant liabilities
We recorded a gain due to changes in fair value of warrant liabilities of US$0.1 million for the six months ended June 30, 2026, compared to losses of US$0.2 million for the same period in 2025. The change in fair value is affected by the market price changes in warrants between two reporting dates.
Government grants
For the six months ended June 30, 2025 and 2026, we recorded government grants totaling US$3.2 million and US$1.0 million, respectively, as a result of support and incentives from local governments, which primarily consisted of subsidies for research and development activities.
Foreign currency exchange loss, net
We recorded foreign currency exchange gain, net of US$0.6 million for the six months ended June 30, 2026, compared to losses of US$0.5 million for the six months ended June 30, 2025. The net change in foreign currency exchange gain was primarily attributable to the impact on non-functional currency transactions and account balances of the fluctuations in the foreign currency exchange rates.
Non-GAAP Financial Measures

We use adjusted EBITDA in evaluating our operating results and for financial and operational decision-making purposes. We define adjusted EBITDA as net loss excluding interest income, interest expense, income tax expenses, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.

We present this non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. We believe that adjusted EBITDA helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. We also believe that the use of this non-GAAP measure facilitates investors’ assessment of our operating performance and provides useful information about our operating results and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision making.

Adjusted EBITDA should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of our operating performance. Investors are encouraged to compare our historical adjusted EBITDA to the most directly comparable GAAP measure, net loss. Adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The tables below set forth a reconciliation of our net loss to adjusted EBITDA for the periods indicated:

	Six Months Ended June 30,
	2025	2026
	US$	US$
	(In thousands)
Net Loss	(72,639)	(23,001)
Interest income	(1,554)	(2,509)
Interest expense	10,239	17,982
Income tax expense	2,052	1,041
Depreciation of property and equipment	3,534	3,766
Amortization of intangible assets	7,604	5,738
EBITDA	(50,764)	3,017
Share-based compensation expenses	6,504	1,467
Adjusted EBITDA	(44,260)	4,484
Liquidity and Capital Resources
The following table sets forth a summary of our cash flows for the periods indicated.

	Six Months Ended June 30,
	2025	2026
	US$	US$
	(In thousands)
Summary Consolidated Cash Flow Data
Net cash used in operating activities	(82,006)	(127,695)
Net cash used in investing activities	(185)	(115,007)
Net cash provided by financing activities	130,365	311,940
Effect of foreign currency exchange rate changes on cash and restricted cash	916	2,921
Net increase in cash and restricted cash	49,090	72,159
Cash and restricted cash at the beginning of the period	50,164	93,256
Cash and restricted cash at the end of the period	99,254	165,415
To date, we have funded our operating and investing activities primarily through cash generated from financing activities (including credit facilities).

Related party borrowings

In January 2025, we obtained a renewed loan in an amount of US$27.3 million loan from Geely Group bearing interest rate of 3.9% per annum. In March 2025, we entered into debt assignment and offset agreement with Geely Group and its subsidiaries with respect to assignment and offset of the loan and accounts receivable from Geely Group and its subsidiaries amounting to US$4.9 million.

We entered into accounts receivable factoring arrangements with a finance company of the Geely Group, under which we received financing at a minimum interest rate of 5.0% per annum. During the six months ended June 30, 2025 and 2026, we received aggregate proceeds of US$20.7 million and US$28.0 million, respectively, under these factoring arrangements, and repaid US$21.0 million and US$28.3 million, respectively.

Bank borrowings

For the six months ended June 30, 2025 and 2026, we borrowed loans with aggregate principal amounts of US$194.0 million and US$463.8 million, respectively, from banks in mainland China, bearing weighted-average interest rates of 3.8% and 3.6% per annum, respectively. During the same periods, we repaid loans with aggregate principal amounts of US$106.3 million and US$233.1 million.

Debt financing

In November 2025, we entered into the 2025 Convertible Note Purchase Agreement with the existing holders of the 2022 Notes. The 2025 Convertible Note Purchase Agreement contemplates the issuance and sale by us of up to US$100 million of the 2025 Convertible Notes on terms similar to the 2022 Notes in connection with the refinancing of the 2022 Notes. US$60 million and US$40 million of the 2025 Convertible Notes were issued and subscribed to in November 2025 and in February 2026 pursuant to the 2025 Convertible Note Purchase Agreement and on terms similar to the 2022 Notes. The issuance capacity of the 2025 Convertible Notes was increased from US$100 million to US$130 million, and an existing institutional investor subscribed for an additional US$15 million note, in July 2026.

Equity financing

On March 28, 2025, we issued 25,000,000 Class A ordinary shares upon a follow-on public offering at a public offering price of US$1.80 per share. We received net proceeds of US$42.6 million.

In January 2026, we entered into a subscription agreement with Geely Investment Holding Ltd. Pursuant to the terms of the agreement,Geely Investment Holding Ltd. subscribed for and purchased from us, through a private placement, a total of 27,297,002 newly issued Class A Ordinary Shares at a price of US$1.67 per ordinary share, for a total purchase price of US$45.6 million.

In April 2026, a subsidiary of the Company received US$14.6 million in capital from a redeemable noncontrolling interests shareholder.

We have incurred losses since our inception. As of June 30, 2026, we had an accumulated deficit of US$1,213.3 million and its consolidated current liabilities exceeded current assets in the amount of US$271.4 million. In addition, we recorded net cash used in operating activities in the amount of US$127.7 million for the six months ended June 30, 2026. We will require additional liquidity to continue our operations over the next 12 months.

We have evaluated plans to continue as a going concern which include, but are not limited to (i) reducing discretionary capital and operating expenses; (ii) obtaining additional facilities from banks and renewal of existing bank borrowings; (iii) issuance of new equity and convertible debt securities; (iv) obtaining extended financial support from controlling shareholder and related parties; and (v) accelerating pace of collections of amounts due from related and third parties to optimize operational efficiency. Subsequent to June 30, 2026, the Company drew down an additional RMB460 million (approximately US$68 million) under the syndicated loan facility and issued US$15 million of convertible notes pursuant to the 2025 Convertible Note Purchase Agreement. Notwithstanding this, feasibility of some of these plans is contingent upon factors outside of the control of us and as such we concluded that substantial doubt about its ability to continue as a going concern has not been alleviated as of the reporting date.

In the event that additional financing is required from third party sources, we may not be able to raise it on acceptable terms or at all. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our business plans require a significant amount of capital. In addition, our future capital needs may require us to sell additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends” in our 2025 Annual Report. The issuance and sale of additional equity would also result in further dilution to our shareholders. The incurrence of indebtedness would result in increasing fixed obligations and could result in operating covenants that would restrict our operations.

We had cash and restricted cash of US$165.4 million as of June 30, 2026. As of June 30, 2026, US$157.4 million of our cash and cash equivalents were held in China and US$155.0 million were denominated in Renminbi. Substantially all of our revenues have been, and we expect them to continue to be, denominated in Renminbi in the short-term. Under existing foreign exchange regulations in mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our mainland China subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent authorities is required where the Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. Economic uncertainty in China and around the world could also adversely affect our liquidity and capital resources in the future, and our cash requirements may fluctuate based on the timing and extent of many factors such as those discussed above.

Operating activities

Net cash used in operating activities increased by US$45.7 million from US$82.0 million for the six months ended June 30, 2025 to US$127.7 million for the six months ended June 30, 2026, primarily due to a higher cash used in the working capital management in 2026 compared to the same period last year.

Net cash used in operating activities for the six months ended June 30, 2026 was US$127.7 million. The difference between our cash used in operating activities and our net loss of US$23.0 million for the same year from operations was attributable to certain non-cash items, primarily consisting of gain from equity method investments of US$14.2 million, and certain changes in working capital accounts, primarily consisting of (i) increase in inventories of US$64.5 million, (ii) increase in accounts receivable of US$46.9 million, (iii) increase in amounts due to related parties of US$37.1 million, and (iv) decrease in accrued expenses and other current liabilities of US$17.3 million.
Investing activities

We recorded net cash used in investing activities of US$115.0 million for the six months ended June 30, 2026, which was mainly attributable to (i) net cash paid for loan and advances to related parties of US$24.4 million (ii) net cash paid for short-term investments of US$14.7 million and (iii) prepayment for acquisition of an entity under common control of US$73.7 million.
Financing activities

For the six months ended June 30, 2026, net cash provided by financing activities was US$311.9 million, which was mainly attributable to (i) net proceeds from bank borrowings of US$230.6 million, (ii) net proceeds from issuance of ordinary shares of US$45.6 million, and (iii) net cash received from issuance of convertible notes of US$37.9 million.
Capital expenditures

Our capital expenditures are primarily incurred for the purchase of property, equipment, and intangible assets. Our total capital expenditures were US$4.5 million and US$10.9 million for the six months ended June 30, 2025 and 2026, respectively. We will continue to make capital expenditures on our manufacturing capabilities and to meet the needs of our manufacturing activities.
Material Cash Requirements

Other than the ordinary cash requirements for our operations, research and development, and our capital expenditure, our material cash requirements as of June 30, 2026 and any subsequent interim period primarily include interest and principal payments for our borrowings from banks and related parties, convertible notes, operating lease commitments, purchase commitments, capital commitments, and investment commitments.

Our operating lease commitment primarily consists of future minimum lease rentals payable, under non-cancellable term of operating lease agreements for our offices and production facilities.

Our purchase commitment primarily consists of future minimum purchase commitment related to the purchase of research and development services.

Our capital commitment primarily consists of total capital expenditures contracted but not yet reflected in the unaudited condensed consolidated financial statements.

In February 2026, the Group entered into a limited partnership agreement with three other third-party investors to establish Fuyang Fund, a limited partnership established to invest in early-stage companies with growth potential and seek financial returns and potential business synergies. The Group agreed to contribute RMB10,000 (equivalent to US$1,474) to obtain a 10% partnership interest in Fuyang Fund. In April 2026, the Group contributed RMB5,000 (equivalent to US$737) to Fuyang Fund and obtained 5% partnership interest. Our investment commitment is towards the remaining capital contribution of this investment of RMB5,000 (equivalent to US$737).

On June 18, 2026, the Group entered into an agreement to acquire 100% equity interest of Hubei Qiguang at a cash consideration of RMB1.8 billion, or approximately US$266 million. The Acquisition is structured as a carve-out from Xingji Meizu, and the acquired entity, Hubei Qiguang, is expected to obtain ownership of the entire Flyme business portfolio comprising Flyme Auto (an in-vehicle cockpit operating system) and the cross-device Flyme operating system.

Payment of the consideration will follow a two-phase schedule: 30% of the consideration due within 30 days after signing, with the remaining 70% payable within 30 days after completion of equity transfer. As of June 30, 2026, the Company has settled a portion of the consideration, amounting to RMB500 million (equivalent to US$73,712). Our investment commitment is towards the remaining 70% of the consideration.

We intend to fund our existing and future material cash requirements with our existing cash balance, additional loan facilities from banks, financial support from controlling shareholder, as well as renewing our existing bank loans when they fall due, as necessary, although such plans are contingent upon many factors out of our control. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.
The following table sets forth our contractual obligations as of June 30, 2026.

	Total	Less than one year	1-2 Years	2-3 Years	3-5 Years	Over 5 Years
	(US$ in thousands)
Operating Lease commitments	22,101	5,000	4,429	4,019	6,391	2,262
Investment commitments	192,253	192,253	—	—	—
Capital commitments	3,868	3,868	—	—	—	—
Purchase commitment	23,979	23,979	—	—	—	—
Borrowings from banks	558,055	444,844	17,690	14,732	35,356	45,433
Total	800,256	669,944	22,119	18,751	41,747	47,695

As of June 30, 2026, the outstanding balance of convertible notes payable issued to ATW Mobility SPV LLC was US$24.7 million, which will be due in 2026.

As of June 30, 2026, the outstanding balance of convertible notes payable issued to certain institutional investors was US$101.6 million, which will be due in 2028.
Other than as shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2026.
Off-balance Sheets Arrangements
We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.
Quantitative and Qualitative Disclosure about Market Risks
Interest Rate Risk
Our exposure to interest rate risk primarily relates to decrease in market interest rates as our liabilities to credit institutions, amounts due to related parties and convertible notes carry a fixed interest rate. Interest earning instruments and interest-bearing obligations carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income and interest expenses may fluctuate due to changes in market interest rates.
We closely monitor the effects of changes in the interest rates on our interest rate risk exposures, but we have not used any derivative financial instruments to manage our interest risk exposure.
Foreign Exchange Risk
The revenue and expenses of our entities in mainland China are generally denominated in Renminbi and their assets and liabilities are denominated in Renminbi. Our international revenues and expenses are denominated in foreign currencies and expose us to the risk of fluctuations in foreign currency exchange rates against the Renminbi. The value of your investment in our securities will be affected by the exchange rate between the U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while our securities will be traded in U.S. dollars.
Renminbi is not freely convertible into foreign currencies. Remittances of foreign currencies into mainland China or remittances of Renminbi out of mainland China as well as exchange between Renminbi and foreign currencies require approval by foreign exchange administrative authorities with certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into other currencies.
The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.
To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollars against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.
As of June 30, 2026, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB1,052.09 million, and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$50.10 million. Assuming we had converted RMB1,052.09 million into U.S. dollars at the exchange rate of RMB6.7881 for US$1.00 as of June 30, 2026, our U.S. dollar cash balance would have been US$205.09 million.
If the RMB depreciates by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$191.00 million instead. Assuming we had converted US$50.10 million into RMB at the exchange rate of RMB6.7881 for US$1.00 as of June 30, 2026, our RMB cash balance would have been RMB1,392.17 million. If the RMB depreciates by 10% against the U.S. dollar, our RMB cash balance would have been RMB1,426.18 million instead.
Critical Accounting Estimates
We prepare our unaudited condensed consolidated financial statements in accordance with U.S. GAAP. In doing so, we have to make estimates and assumptions. Our critical accounting estimates are those estimates that involve a significant level of uncertainty at the time the estimate is made, and changes in them have had or are reasonably likely to have a material effect on our financial condition or results of operations. Accordingly, actual results could differ materially from our estimates. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Please refer to our 2025 Annual Report for these estimates.

Index to Unaudited Condensed Consolidated Financial Statements

Contents	Page (s)
Unaudited Condensed Consolidated Balance Sheets as of December 31, 2025 and June 30, 2026	F-2
Unaudited Condensed Consolidated Statements of Comprehensive Loss for the six months ended June 30, 2025 and 2026	F-5
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Deficit for the six months ended June 30, 2025 and 2026	F-6
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2025 and 2026	F-7
Notes to Unaudited Condensed Consolidated Financial Statements	F-8

ECARX HOLDINGS INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

		As of December 31, 2025	As of June 30, 2026
	Note
		US$	US$
ASSETS
Current assets
Cash	2	87,118	156,157
Restricted cash	2	6,138	9,258
Short-term investments		31,158	46,694
Accounts receivable – third parties, net	3	14,806	38,416
Accounts receivable – related parties, net	3, 25	185,536	209,702
Notes receivable	4	5,958	2,901
Inventories	5	62,341	126,222
Amounts due from related parties, net	25	53,737	45,811
Prepayments and other current assets, net	6	36,383	62,001
Total current assets		483,175	697,162
Non-current assets
Long-term investments, net	7	61,503	61,629
Property and equipment, net	8	26,705	32,396
Intangible assets, net	9	40,381	43,558
Operating lease right-of-use assets	12	16,770	13,747
Goodwill		3,686	3,790
Other non-current assets – third parties	10	30,189	43,386
Other non-current assets – related parties	25	—	90,371
Total non-current assets		179,234	288,877
Total assets		662,409	986,039
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ECARX HOLDINGS INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

		As of December 31, 2025	As of June 30, 2026
	Note
		US$	US$
LIABILITIES
Current liabilities
Short-term borrowings	11	310,659	444,844
Accounts payable – third parties		192,756	251,446
Accounts payable – related parties	25	104,483	45,939
Notes payable		19,311	21,037
Amounts due to related parties	25	54,648	91,454
Contract liabilities, current – third parties	18	123	125
Contract liabilities, current – related parties	18, 25	7,325	3,830
Operating lease liabilities, current	12	4,983	4,952
Convertible notes payable, current	14	38,819	24,731
Accrued expenses and other current liabilities	13	88,875	79,217
Income tax payable		1,022	972
Total current liabilities		823,004	968,547
Non-current liabilities
Long term borrowings	11	5,587	111,819
Contract liabilities, non-current – related parties	18, 25	10	2
Convertible notes payable, non-current	14	60,283	101,622
Operating lease liabilities, non-current	12	15,696	12,778
Warrant liabilities, non-current	15	1,125	978
Provisions	13	17,804	18,477
Other non-current liabilities – third parties		20,675	21,188
Deferred tax liabilities		1,700	1,749
Total non-current liabilities		122,880	268,613
Total liabilities		945,884	1,237,160
Commitments and contingencies	24
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ECARX HOLDINGS INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

		As of December 31, 2025	As of June 30, 2026
	Note
		US$	US$

Mezzanine equity:
Redeemable noncontrolling interests	21	—	14,761
Total mezzanine equity		—	14,761

SHAREHOLDERS’ DEFICIT
Class A Ordinary Shares (US$0.000005 par value, 8,000,000,000 shares authorized as of December 31, 2025 and June 30, 2026; 336,406,528 and 377,801,825 shares issued as of December 31, 2025 and June 30, 2026, respectively, 310,505,777 and 347,029,953 shares outstanding as of December 31, 2025 and June 30, 2026, respectively)		2	2
Class B Ordinary Shares (US$0.000005 par value, 1,000,000,000 shares authorized as of December 31, 2025 and June 30, 2026; 45,960,916 shares issued and outstanding as of December 31, 2025 and June 30, 2026)		—	—
Treasury shares (25,900,751 and 30,771,872 shares held as of December 31, 2025 and June 30, 2026, respectively)		(30,004)	(39,911)
Additional paid-in capital		958,052	1,019,545
Accumulated deficit		(1,190,495)	(1,213,292)
Accumulated other comprehensive loss		(20,219)	(31,119)
Total deficit attributable to ordinary shareholders of ECARX Holdings Inc.		(282,664)	(264,775)
Noncontrolling interests		(811)	(1,107)
Total shareholders’ deficit		(283,475)	(265,882)
Total liabilities, mezzanine equity and shareholders’ deficit		662,409	986,039
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ECARX HOLDINGS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands, except share and per share data)

		Six Months Ended June 30,
	Note	2025	2026
		US$	US$
Revenues	18
Sales of goods revenues (including related parties amounts of US$211,818 and US$276,841 for the periods ended June 30, 2025 and 2026, respectively)		251,942	310,150
Software license revenues (including related parties amounts of US$24,999 and US$1,929 for the periods ended June 30, 2025 and 2026, respectively)		26,787	2,290
Service revenues (including related parties amounts of US$44,342 and US$38,682 for the periods ended June 30, 2025 and 2026, respectively)		44,552	44,242
Total revenues		323,281	356,682
Cost of goods sold (including related parties amounts of US$52,246 and US$59,160 for the periods ended June 30, 2025 and 2026, respectively)		(226,865)	(264,482)
Cost of software licenses (including related parties amounts of US$16,592 and US$7 for the periods ended June 30, 2025 and 2026, respectively)		(16,529)	(1,362)
Cost of services (including related parties amounts of US$767 and US$5,993 for the periods ended June 30, 2025 and 2026, respectively)		(29,886)	(18,125)
Total cost of revenues		(273,280)	(283,969)
Gross profit		50,001	72,713
Research and development expenses (including related parties amounts of US$1,765 and US$3,332 for the periods ended June 30, 2025 and 2026, respectively)		(68,329)	(52,600)
Selling, general and administrative expenses (including related parties amounts of US$692 and US$696 for the periods ended June 30, 2025 and 2026, respectively)		(47,618)	(40,042)
Others, net		794	759
Total operating expenses		(115,153)	(91,883)
Loss from operation		(65,152)	(19,170)
Interest income (including related parties amounts of US$805 and US$1,560 for the periods ended June 30, 2025 and 2026, respectively)		1,554	2,509
Interest expense (including related parties amounts of US$965 and US$1,882 for the periods ended June 30, 2025 and 2026, respectively)		(10,239)	(17,982)
Gain from equity method investments, net		113	14,161
Other non-operating income (expenses), net	19	3,137	(1,478)
Loss before income taxes		(70,587)	(21,960)
Income tax expenses	20	(2,052)	(1,041)
Net loss		(72,639)	(23,001)
Net loss attributable to nonredeemable noncontrolling interests		3,583	327
Net loss attributable to redeemable noncontrolling interests		—	1,686
Net loss attributable to Ecarx Holdings Inc.		(69,056)	(20,988)
Accretion of redeemable noncontrolling interests		—	(1,809)
Net loss available to ECARX Holdings Inc. ordinary shareholders		(69,056)	(22,797)
Loss per ordinary share
— Basic and diluted	22	(0.20)	(0.06)
Weighted average number of ordinary shares used in computing loss per ordinary share
— Basic and diluted	22	337,210,153	368,244,708
Net loss		(72,639)	(23,001)
Other comprehensive loss:
Fair value change of available-for-sale debt investment, net of nil income taxes		—	(2,799)
Foreign currency translation adjustments, net of nil income taxes		(5,191)	(8,070)
Comprehensive loss		(77,830)	(33,870)
Comprehensive loss attributable to nonredeemable noncontrolling interests		3,530	296
Comprehensive loss attributable to redeemable noncontrolling interests		—	1,686
Accretion of redeemable noncontrolling interests		—	(1,809)
Comprehensive loss attributable to ordinary shareholders		(74,300)	(33,697)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ECARX HOLDINGS INC. ECARX HOLDINGS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(In thousands, except share and per share data)

	Class A Ordinary Shares			Class B Ordinary Shares		Treasury Shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total deficit attributable to ordinary shareholders of the Company	Noncontrolling interests	Total shareholders’ deficit
	Number of shares	Amount		Number of shares	Amount	Number of shares	Amount
		US$			US$		US$	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2025	291,166,110	2		48,960,916	—	5,003,000	(1,019)	895,010	(1,124,452)	(9,209)	(239,668)	1,965	(237,703)
Net loss	—	—		—	—	—	—	—	(69,056)	—	(69,056)	(3,583)	(72,639)
Share-based compensation	—	—		—	—	—	—	6,504	—	—	6,504	—	6,504
Issuance of Class A ordinary shares under 2022 Share Incentive Plan	5,562,000	—	*	—	—	—	—	163	—	—	163	—	163
Issuance of ordinary shares upon follow-on public offering	25,000,000	—	*	—	—	—	—	42,578	—	—	42,578	—	42,578
Re-designated ordinary shares from Class B to Class A	3,000,000	—	*	(3,000,000)	— *	—	—	—	—	—	—	—	—
Repurchase of ordinary shares	(20,897,751)	—	*	—	—	20,897,751	(28,985)	—	—	—	(28,985)	—	(28,985)
Foreign currency translation adjustment, net of nil income taxes	—	—		—	—	—	—	—	—	(5,244)	(5,244)	53	(5,191)
Balance as of June 30, 2025	303,830,359	2		45,960,916	—	25,900,751	(30,004)	944,255	(1,193,508)	(14,453)	(293,708)	(1,565)	(295,273)

	Class A Ordinary Shares			Class B Ordinary Shares		Treasury Shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total deficit attributable to ordinary shareholders of the Company	Noncontrolling interests	Total shareholders’ deficit
	Number of shares	Amount		Number of shares	Amount	Number of shares	Amount
		US$			US$		US$	US$	US$	US$	US$	US$	US$
Balance as of January 1, 2026	310,505,777	2		45,960,916	—	25,900,751	(30,004)	958,052	(1,190,495)	(20,219)	(282,664)	(811)	(283,475)
Net loss	—	—		—	—	—	—	—	(20,988)	—	(20,988)	(327)	(21,315)
Share-based compensation (Note 17)	—	—		—	—	—	—	1,467	—	—	1,467	—	1,467
Issuance of Class A ordinary shares under 2022 Share Incentive Plan (Note 16)	279,455	—	*	—	—	—	—	185	—	—	185	—	185
Issuance of ordinary shares to Geely Investment Holding Ltd. (Note 16)	27,297,002	—	*	—	—	—	—	45,586	—	—	45,586	—	45,586
Repurchase of ordinary shares (Note 16)	(4,871,121)	—	*	—	—	4,871,121	(9,907)	—	—	—	(9,907)	—	(9,907)
Issuance of Class A ordinary shares for convertible notes conversion (Note 16)	13,818,840	—	*	—	—	—	—	14,255	—	—	14,255	—	14,255
Accretion to redemption value of redeemable noncontrolling interests (Note 21)	—	—		—	—	—	—	—	(1,809)	—	(1,809)	—	(1,809)
Fair value change of available-for-sale debt investment (Note 7)	—	—		—	—	—	—	—	—	(2,799)	(2,799)	—	(2,799)
Foreign currency translation adjustment, net of nil income taxes	—	—		—	—	—	—	—	—	(8,101)	(8,101)	31	(8,070)
Balance as of June 30, 2026	347,029,953	2		45,960,916	—	30,771,872	(39,911)	1,019,545	(1,213,292)	(31,119)	(264,775)	(1,107)	(265,882)
*Amounts less than US$0.5
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ECARX HOLDINGS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Six Months Ended June 30,
	2025	2026
	US$	US$
Operating activities:
Net cash used in operating activities	(82,006)	(127,695)
Investing activities:
Cash paid for acquisition of short-term investments	(15,069)	(46,000)
Proceeds from redemption of short-term investments	—	31,350
Loans and advances to related parties	—	(83,072)
Cash collection of loans and advances to related parties	1,341	58,686
Cash paid for acquisition of equity method investments	—	(737)
Proceeds from sales of equity method investments	17,947	15,330
Payments for equity securities	—	(6,000)
Prepayment for acquisition of an entity under common control	—	(73,712)
Purchase of property and equipment, and intangible assets	(4,465)	(10,858)
Proceeds from disposal of property and equipment, and intangible assets	61	6
Net cash used in investing activities	(185)	(115,007)
Financing activities:
Proceeds from short-term borrowings	193,954	352,042
Repayments of short-term borrowings	(106,297)	(233,057)
Proceeds from long-term borrowings	—	111,781
Payment for issuance costs of long-term borrowings	—	(156)
Borrowings from related parties	47,918	27,964
Repayments of borrowings from related parties	(21,021)	(28,292)
Cash payment not soon after purchase of intangible assets	(2,780)	—
Proceeds from redeemable non-controlling interests	—	14,638
Cash payment not soon after a business acquisition of Hubei Dongjun	(1,614)	—
Proceeds from employee stock option exercises	179	159
Proceeds from issuance of ordinary shares	43,200	45,586
Cash paid for follow-on public offering cost	(622)	—
Cash paid for repurchase of ordinary shares	(28,985)	(9,907)
Proceeds from issuance of convertible notes	—	40,000
Payment for issuance costs of convertible notes	—	(2,130)
Repayments of convertible notes	—	(6,688)
Cash paid for costs of the Merger	(500)	—
Proceeds from conditional government grants	6,933	—
Net cash provided by financing activities	130,365	311,940
Effect of foreign currency exchange rate changes on cash and restricted cash	916	2,921
Net increase in cash and restricted cash	49,090	72,159
Cash and restricted cash at the beginning of the period	50,164	93,256
Cash and restricted cash at the end of the period	99,254	165,415

Supplemental information:
Income tax paid	1,102	1,331
Interest paid	7,010	8,667
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
1.    Summary of significant accounting policies
(a)    Basis of presentation
The accompanying unaudited condensed consolidated financial statements of ECARX Holdings Inc. (“the Company”) and its consolidated subsidiaries (the “Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the United States Securities and Exchange Commission. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended December 31, 2025.
The accompanying unaudited condensed consolidated financial statements were prepared assuming the Group will continue as a going concern. The Group generated a net loss of US$23,001 and net cash outflows from operations of US$127,695 for the six months ended June 30, 2026. As of June 30, 2026, the Group’s consolidated current liabilities exceeded current assets in the amount of US$271,385.

The Company has evaluated plans to continue as a going concern which include, but are not limited to, (i) reducing discretionary capital and operating expenses; (ii) obtaining additional facilities from banks and renewal of existing bank borrowings; (iii) issuance of new equity and convertible debt securities; (iv) obtaining extended financial support from controlling shareholder and related parties; and (v) accelerating pace of collections of amounts due from related and third parties to optimize operational efficiency. Subsequent to June 30, 2026, the Company drew down an additional RMB460 million (approximately US$68 million) under the syndicated loan facility as mentioned in Note 11 and issued US$15 million of convertible notes pursuant to the 2025 Convertible Note Purchase Agreement as mentioned in Note 14. Notwithstanding this, feasibility of some of these plans is contingent upon factors outside of the control of the Company and, as such, the Company concluded that substantial doubt about its ability to continue as a going concern has not been alleviated as of the reporting date.
In the opinion of the management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of June 30, 2026, the results of operations and cash flows for the six months ended June 30, 2025 and 2026, have been made.
The preparation of unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and reported revenues and expenses during the periods presented in the unaudited condensed consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, expected credit losses for accounts receivable and amounts due from related parties; recoverability of contract cost assets included in other current assets and non-current assets; valuation of inventories; accrual for warranty obligations; useful lives and recoverability of property, equipment and intangible assets; impairment of goodwill; recoverability and fair value of long-term investments; fair values of share-based compensation awards; and incremental borrowing rates of the Group’s leases. Changes in facts and circumstances may result in these estimates to be revised. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.
(b) Risks and concentration
Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash, restricted cash, short-term investments, accounts receivables, notes receivable, amounts due from related parties, other receivables included in prepayments and other current assets and other non-current assets.
The Group’s policy requires cash, restricted cash and short-term investments to be placed with high-quality financial institutions at below locations. The Group regularly evaluates the credit standing of the counterparties or financial institutions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2025	2026
Financial institutions in the Chinese mainland
– Denominated in RMB	78,546	154,994
– Denominated in US$	2,134	2,424
– Denominated in Great Britain Pound (“GBP”)	6	6
Total balances of cash, restricted cash and short-term investments held in the Chinese mainland	80,686	157,424
Financial institutions in Hong Kong
– Denominated in US$	31,158	46,694
– Denominated in Hong Kong Dollars (“HKD”)	83	26
– Denominated in RMB	4	4
Total balances of cash, restricted cash and short-term investments held in Hong Kong	31,245	46,724
Financial institutions in Sweden
– Denominated in Euro	6,735	425
– Denominated in Swedish Krona (“SEK”)	3,429	4,311
– Denominated in US$	—	1
Total balances of cash, restricted cash and short-term investments held in Sweden	10,164	4,737
Total balances of cash, restricted cash and short-term investments held at financial institutions in other jurisdictions	2,319	3,224
Total balances of cash, restricted cash and short-term investments held at financial institutions	124,414	212,109
Cash on hand	—	—
Total balances of cash, restricted cash and short-term investments	124,414	212,109
The Group conducts credit evaluations on its customers prior to delivery of goods or services. The assessment of customer creditworthiness is primarily based on historical collection records, research of publicly available information and customer on site visits by senior management. Based on this analysis, the Group determines what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, the Group will not deliver the services or sell the products to the customer or require the customer to pay cash to secure payment or to make significant down payments.
Concentration of customers and suppliers

The Group currently has a concentrated customer base with a limited number of key customers, particularly Zhejiang Geely Holding Group Co. Ltd. (“Geely Group”) and its subsidiaries.
The following table summarizes customers with greater than 10.0% of the accounts receivable - related parties, net:

	As of December 31,	As of June 30,
	2025	2026
Geely Group and its subsidiaries	69.7%	87.0%
The following table summarizes customers with greater than 10.0% of the accounts receivable - third parties, net:

	As of December 31,	As of June 30,
	2025	2026
Customer A, a third party	23.3%	41.4%
Customer B, a third party	38.3%	33.5%
Customer C, a third party	18.4%	Less than 10.0%
Customer D, a third party	Less than 10.0%	11.4%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
Customers contributing more than 10.0% of total related parties and third parties’ revenues were as follows:

	Six Months Ended June 30,
	2025	2026
Geely Group and its subsidiaries	69.2%	82.4%

The revenue above from Geely Group and its subsidiaries excluded the sales of SoC core modules or software licenses by the Group to its third-party customers that were integrated into infotainment and cockpit products and sold by such third-party customers to Geely Group and its subsidiaries.
The following table summarizes suppliers with greater than 10.0% of the total related parties and third parties’ accounts payable:

	As of December 31,	As of June 30,
	2025	2026
Supplier A, a third party	21.9%	27.8%
Supplier B, a third party	10.9%	10.2%
Supplier C, a related party	Less than 10.0%	10.2%
Suppliers accounting for more than 10.0% of total related parties and third parties’ purchases were as follows:

	Six Months Ended June 30,
	2025	2026
Supplier A, a third party	18.9%	34.4%
Supplier B, a third party	12.1%	Less than 10.0%
Supplier D, a third party	16.7%	Less than 10.0%
(c) Fair value measurements
The Group measures certain assets and liabilities at fair value. Fair value is the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions.

The fair value hierarchy consists of the following three levels:
Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 — Includes other inputs that are directly or indirectly observable in the marketplace.
Level 3 — Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.
(d) Recently adopted accounting pronouncements

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326). This ASU amends ASC 326-20 to provide a practical expedient (for all entities) and an accounting policy election (for all entities, other than public business entities, that elect the practical expedient) related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. This update is effective for the Group from January 1, 2026, including interim periods within those annual reporting years. The Group adopted this ASU on January 1, 2026 prospectively and the adoption did not have a material impact on its consolidated financial statements and related disclosures.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
2.    Cash and restricted cash
A reconciliation of cash and restricted cash in the unaudited condensed consolidated balance sheets to the amounts in the unaudited condensed consolidated statements of cash flows is as follows:

	As of December 31,	As of June 30,
	2025	2026
Cash at banks	87,118	156,157
Restricted cash	6,138	9,258
Cash and restricted cash shown in the unaudited condensed consolidated statements of cash flows	93,256	165,415

As of December 31, 2025 and June 30, 2026, the Group’s restricted cash of US$6,138 and US$6,312 were pledged for notes payable, and nil and US$2,946 were pledged for letter of credit, respectively.
3.    Accounts receivable, net

Accounts receivable, net consisted of the following:

	As of December 31,	As of June 30,
	2025	2026
Accounts receivable, third parties	15,345	38,912
Less: Allowance for credit losses, third parties	(539)	(496)
Accounts receivable, third parties, net	14,806	38,416
Accounts receivable, related parties	186,705	210,001
Less: Allowance for credit losses, related parties	(1,169)	(299)
Accounts receivable, related parties, net	185,536	209,702

The movement of the allowance for doubtful accounts receivable is as follows:

	As of December 31,	As of June 30,
	2025	2026
Balance at the beginning of the year/period	3,467	1,708
Additions	917	103
Reversal	(2,125)	(1,052)
Write-off	(675)	—
Foreign currency translation adjustments	124	36
Balance at the end of the year/period	1,708	795
4.    Notes receivable

The Group collects notes receivable from its customers for sales of automotive computing platform, SoC Core Modules and other products. Notes receivable as of December 31, 2025 and June 30, 2026 were bank acceptance notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
5.    Inventories

Inventories consisted of the following:

	As of December 31,	As of June 30,
	2025	2026
Raw materials	40,718	76,970
Work-in-process	7,012	9,240
Finished goods	14,611	40,012
Inventories	62,341	126,222

The Group recorded inventory write-down of US$387 and US$442 for the six months ended June 30, 2025 and 2026, respectively.

6.    Prepayments and other current assets, net

Prepayments and other current assets, net consisted of the following:

	As of December 31,	As of June 30,
	2025	2026
Prepayments to suppliers	13,222	26,255
Deductible VAT	5,221	10,063
Contract cost assets	2,724	6,164
Others	15,216	19,519
Prepayments and other current assets, net	36,383	62,001

No provision was made for impairment of prepayments and other current assets as of December 31, 2025 and June 30, 2026.

7.    Long-term investments, net

	As of December 31,	As of June 30,
	2025	2026
Equity method investments, net	1,163	737
–SiEngine Technology Co., Ltd. (“SiEngine”)	—	—
–Shenzhen U Chance Technology Co., Ltd. (“U Chance”)	1,163	—
–ACO Tech Sdn. Bhd. (“ACO Tech”)	—	—
–Hangzhou Fuyang Zeji Qushi Equity Investment Fund Partnership (Limited Partnership) (“Fuyang Fund”)	—	737
Equity securities	17,507	19,642
Available-for-sale debt investments	42,833	41,250
Long-term investments, net	61,503	61,629

Equity method investments, net

•SiEngine

In March 2026, the Group disposed of 1.31% of its equity interest in SiEngine to a third-party investor for a consideration of RMB100,000 (equivalent to US$14,452), which was received in May 2026. As the carrying value of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
the Group’s equity interest in SiEngine is zero, the entire amount was recorded as a gain and included in Gain from equity method investments, net.

•U Chance

In January 2026, the Group disposed its entire equity interest in U Chance to Hubei Dongjun Industrial Group for a consideration of RMB6,132 (equivalent to US$878). US$291 was recorded as a loss and included in Gain from equity method investments, net.

•Fuyang Fund

In February 2026, the Group entered into a limited partnership agreement with three other third-party investors to establish Fuyang Fund, a limited partnership established to invest in early-stage companies with growth potential and seek financial returns and potential business synergies. The Group agreed to contribute RMB10,000 (equivalent to US$1,474) to obtain a 10% partnership interest in Fuyang Fund. In April 2026, the Group contributed RMB5,000 (equivalent to US$737) to Fuyang Fund and obtained 5% partnership interest.Based on the article of association, the Company cannot exercise control over relevant activities of the investee, but it has the ability to exercise significant influence over operation and financial decisions. As of June 30, 2026, the Group had not recognized any gain or loss from its investment in Fuyang Fund.

Equity securities

•Lotus Technology Inc. (“Lotus”)

In January 2026, the Group purchased the second tranche of 4,379,562 ordinary shares of Lotus for US$6,000, upon which the forward contract was settled. The Company recognized a gain of US$219 from the change in fair value of the derivative asset, which was recorded in Other non-operating income (expenses), net. For the six months ended June 30, 2026, the Group recorded a loss of US$4,248 due to the change in market price of Lotus’s ordinary shares in Other non-operating (expenses) income, net in the consolidated statements of comprehensive loss.

Available-for-sale debt investments

•Investment in DreamSmart Technology Pte. Ltd. (“DreamSmart Singapore”)

In December 2025, the Company, through its subsidiary, entered into a Convertible Loan arrangement with DreamSmart Singapore, ultimately controlled by the controlling shareholder of the Company, pursuant to which the Company provided RMB300,000 (equivalent to US$42,979) of funding to a subsidiary of DreamSmart Singapore, Hubei DreamSmart Group Co., Ltd. (“DreamSmart Hubei”) with a contractual term of 36 months.

The following table provides information about the reconciliation of the Level 3 fair value measurement of available-for-sale debt investments for the six months ended June 30, 2026.:

US$
Balance at December 31, 2025	42,833
Unrealized loss	(2,799)
Foreign currency translation adjustments	1,216
Balance at June 30, 2026	41,250

The fair value of available-for-sale debt investments is measured using income approach that involves several assumptions including risk-free interest rates and bond yields. The fair value of available-for-sale debt investments as of June 30, 2026 were estimated with the following key assumptions:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)

As of June 30, 2026
China risk-free interest rate (i)	1.29%
U.S. risk-free interest rate (ii)	4.14%
Bond Yield (iii)	7.62%

i.The risk-free interest rate was estimated based on the yield to maturity of China Government Bond for a term consistent with the expected term of available-for-sale debt investments in effect at the valuation date.
ii.The risk-free interest rate was estimated based on the yield to maturity of U.S. Treasury Bonds for a term consistent with the expected term of available-for-sale debt investments in effect at the valuation date.
iii.The bond yield was estimated based on the market yield of comparable bonds with similar credit rating.

8.    Property and equipment, net

Property and equipment, net consisted of the following:

	As of December 31,	As of June 30,
	2025	2026
Machinery and electronic equipment	50,915	52,389
Transportation vehicles	786	913
Office and other equipment	2,033	2,028
Leasehold improvements	8,922	9,567
Construction in progress	420	7,056
Property and equipment	63,076	71,953
Less: accumulated depreciation	(35,063)	(38,220)
Less: impairment	(1,308)	(1,337)
Property and equipment, net	26,705	32,396

Depreciation on property and equipment was allocated as follows:

	Six Months Ended June 30,
	2025	2026
Cost of revenues	693	1,482
Research and development expenses	1,858	1,470
Selling, general and administrative expenses	983	814
Total depreciation expenses	3,534	3,766

No impairment loss was recorded for the six months ended June 30, 2026. An impairment loss of US$98 was recognized for obsolete and damaged equipment, which was included in research and development expenses for the six-months ended June 30, 2025.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
9.    Intangible assets, net

Intangible assets, net consisted of the following:

	As of December 31,	As of June 30,
	2025	2026
Software	23,923	32,435
Distribution and licensing rights	34,176	34,955
Trademark	40	37
Patents	380	303
Developed technology	19,851	20,414
Intangible assets	78,370	88,144
Less: accumulated amortization	(34,476)	(40,974)
Less: impairment	(3,513)	(3,612)
Intangible assets, net	40,381	43,558

Amortization of intangible assets was allocated as follows:

	Six Months Ended June 30,
	2025	2026
Cost of revenues	3,335	650
Research and development expenses	3,735	4,284
Selling, general and administrative expenses	534	804
Total amortization expenses	7,604	5,738

No impairment loss was recorded for the six months ended June 30, 2025 and 2026.
10. Other non-current assets - third parties

Other non-current assets - third parties consisted of the following:

	As of December 31,	As of June 30,
	2025	2026
Contract cost assets	26,620	39,306
Others	3,569	4,080
Other non-current assets – third parties	30,189	43,386

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
11.    Borrowings

Borrowings consisted of the following:

	As of December 31,	As of June 30,
	2025	2026
Short-term bank borrowings	310,587	430,174
Long-term bank borrowings due within one year	72	14,670
Total short-term borrowings	310,659	444,844

Long-term borrowings	5,659	127,881
Less: long-term borrowings due within one year	(72)	(14,670)
Less: capitalization of debt issuance costs	—	(1,392)
Total long-term borrowings	5,587	111,819

The weighted average interest rates of short-term borrowings outstanding as of December 31, 2025 and June 30, 2026 were 3.70% and 3.56% per annum, respectively. The weighted average interest rates of long-term borrowings outstanding as of December 31, 2025 and June 30, 2026 were 2.81% and 3.58% per annum, respectively.

As of December 31, 2025 and June 30, 2026, the Group had a total line of credit in the amount of US$329,498 and US$642,315, of which the unused portion was US$13,252 and US$73,734, respectively.

Syndicated loan

In June 2026, the Group entered into a syndicated loan agreement (the “Loan Agreement”) with a banking syndicate for the purpose of financing the acquisition (“Acquisition”) of 100% of the equity interests in Hubei Qiguang Technology Co., Ltd. (“Hubei Qiguang”), an entity under common control.The Loan Agreement provides for a syndicated acquisition loan facility in an aggregate principal amount of up to RMB1,260,000 (approximately US$185 million). The loan bears interest at a floating rate equal to the 5-year Loan Prime Rate (LPR) plus 10 basis points per annum, repriced every 12 months. Interest is payable quarterly. The loan has a term of up to 10 years and is repayable in semi-annual installments commencing December 2026. The proceeds of the loan are to be used exclusively to fund the Acquisition. As of June 30, 2026, the Group had drawn down RMB800,000 (equivalent to US$117,723) under the facility.

In connection with the Loan Agreement, the Group is required to pay an aggregate arrangement fee of RMB15,000 (approximately US$2,210) to the banking syndicate in nine installments. The arrangement fee is non-refundable upon voluntary prepayment of the loan. The unamortized debt issuance costs are presented as a direct deduction from the carrying amount of the syndicated loan and amortized as interest expense over the term of the loan using the effective interest method. As of June 30, 2026, RMB9,450 (equivalent to US$1,392) of the arrangement fee had been capitalized as debt issuance costs.

The obligations under the loan are secured by a pledge over 100% of the equity interests in Hubei Qiguang. Hubei Qiguang also provided an irrevocable joint and several guarantee in respect of the obligations of the Group under the Loan Agreement.

Borrowings as of December 31, 2025 and June 30, 2026 were secured by the following:

December 31, 2025

Short-term borrowings	Secured by
310,587	Unsecured borrowing.

Long-term borrowings (including current portion)	Secured by
5,659	Unsecured borrowing.
316,246

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)

June 30, 2026

Short-term borrowings	Secured by
430,174	Unsecured borrowing.

Long-term borrowings (including current portion)	Secured by
8,766	Unsecured borrowing.
119,115	Secured by a pledge over 100% of the equity interests in Hubei Qiguang. Hubei Qiguang also provided an irrevocable joint and several guarantee in respect of the obligations of the Group under the Loan Agreement.
558,055

As of June 30, 2026, the aggregate maturities of long-term borrowings (including current portion) outstanding were as follows:

Amount
US$
Year ending June 30, 2027	14,670
Year ending June 30, 2028	17,690
Year ending June 30, 2029	14,732
Year ending June 30, 2030	17,678
Year ending June 30, 2031	17,678
Thereafter	45,433
Total long-term borrowings (including current portion)	127,881

Total long-term borrowings in the consolidated balance sheets includes a reduction for unamortized debt issuance costs, which are excluded from the maturities table above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
12.    Leases

The components of lease cost were as follows:

	Six Months Ended June 30,
	2025	2026
Operating lease costs	3,068	2,972
Short-term lease costs	68	42
Total	3,136	3,014

The lease cost was allocated as follows:

	Six Months Ended June 30,
	2025	2026
Research and development expenses	1,549	1,208
Selling, general and administrative expenses	1,587	1,806
Total	3,136	3,014

	As of December 31,	As of June 30,
	2025	2026
Weighted average remaining lease term (years):
Operating leases	5.33	5.18

Weighted average discount rate:
Operating leases	8.34%	8.52%

Supplemental cash flow information related to operating leases was as follows:

	Six Months Ended June 30,
	2025	2026
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	2,386	2,869

Right-of-use assets obtained in exchange for lease obligations
Operating leases	6	5
13.    Accrued expenses and other liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,	As of June 30,
	2025	2026
Salaries and benefits payables	14,547	10,669
Taxes payable	22,219	10,569
Product warranties	8,233	8,798
Accrued costs of the Merger	6,900	6,900
Other payables and accrued charges*	36,976	42,281
Accrued expenses and other current liabilities	88,875	79,217
*Other payables and accrued charges primarily include payables for research and development expenses, purchases of property, equipment and software and service fees.

Product warranties

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
The following table provides a reconciliation of changes in the product warranties:

	As of December 31,	As of June 30,
	2025	2026
Balance at the beginning of the year/period	21,861	26,037
Additions	8,922	3,520
Settlements	(5,967)	(3,022)
Foreign currency translation adjustment	1,221	740
Balance at the end of the year/period	26,037	27,275
Including:
Current portion of warranty included in “Accrued expenses and other current liabilities”	8,233	8,798
Noncurrent portion of warranty included in “Provisions”	17,804	18,477

14.    Convertible notes payable

	Convertible Notes due 2026	Convertible Notes due 2028	Total

Balance as of December 31, 2025	38,819	60,283	99,102
Issuance of convertible notes	—	39,475	39,475
Accretion of interest expense	6,855	1,864	8,719
Installment settlement	(6,688)	—	(6,688)
Conversion to ordinary shares	(14,255)	—	(14,255)
Balance as of June 30, 2026	24,731	101,622	126,353

Current portion	24,731	—	24,731
Non-current portion	—	101,622	101,622

•Convertible Notes due 2026

On October 30, 2025, the Company entered into a Securities Purchase Agreement with an investor, ATW Mobility SPV LLC, to issue a new series of senior convertible notes in the aggregate amount of US$150,000. Initially, the investor purchased notes with aggregate principal amount of US$50,000 (the “Initial Note”) repayable in installments on several instalment dates (“Installment Date”) with total installments payable amounting to 107% of the principal amount. The Initial Note will mature on October 30, 2026.

The Initial Note was issued at an initial conversion price of US$2.59 per share subject to customary anti-dilution adjustments. Unless the Initial Note is converted into the Company’s ordinary shares, is redeemable at 107% of the principal amount including an early redemption option with the issuer. The Initial Note can also be redeemed early at the option of the holder in an event of default at the redemption premium of 25% or change of control at the redemption premium of 20%. In the event of bankruptcy of the issuer, the Initial Note becomes mandatorily redeemable at the redemption premium of 25% (collectively, “Mandatory or Early redemption features”). The Initial Note does not bear any coupon interest.

The Initial Note is convertible anytime at the option of the holder and, at any instalment date, at the option of the issuer. The Initial Note is also mandatorily convertible if the daily volume weighted average price (VWAP) of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
ordinary shares of the Company exceeds US$3.88 per share for 15 consecutive trading days and the aggregate daily dollar volume during such period is more than US$3,000.

Mandatory or early redemption features were bifurcated as a separate single compound derivative liability and measured at fair value as it is not clearly and closely related to the debt host contract. After the bifurcation, the Initial Note was accounted for using amortized cost method.

The fair value of the Initial Note payable was estimated by management with the assistance of an independent valuation firm, using the binomial model with the key assumptions including risk-free rate of returns, volatility and bond yields. As of June 30, 2026, the fair value of the Convertible Notes due 2026 was measured at US$23,253 and was classified within Level 3.

The fair value of derivative liability was measured at US$67 as at June 30, 2026, and were included in accrued expenses and other current liabilities in the consolidated balance sheet. The gain on changes in fair value of derivative liability of US$804 was recognized in the changes in the fair value of derivative financial liabilities included in other non-operating income (expenses), net for the six months ended June 30, 2026.

The fair value of derivative liability is measured using income approach with the key assumptions including bond yields and the probability of triggering events. The fair value of derivative liability is estimated with the following key assumptions:

As of June 30, 2026
Bond yields (i)	22.56%
Probability of triggering events (ii)	1.61%

i.The bond yields were estimated based on the market yield of comparable bonds with similar credit rating.
ii.Probability of triggering events was estimated based on the average cumulative issuer-weighted global default rates by similar industry group.

•Convertible Notes due 2028

Pursuant to the convertible note purchase agreements entered into with certain institutional investors in November 2025, the Company issued convertible notes (“Convertible Senior Notes”) with an aggregate principal amount of US$60 million and a maturity date of November 14, 2028. On February 9, 2026, the Company issued an additional US$40 million in aggregate principal amount of Convertible Senior Notes, which were purchased by a consortium of investors. All outstanding Convertible Senior Notes have an initial conversion price of US$2.62 per share (subject to customary anti-dilution adjustments set forth in the respective agreements) and will be due in 2028.

Convertible Senior Notes are classified as a long-term debt initially on balance sheet and measured at amortized cost subsequently.

In May 6, 2026, one of the existing institutional investors transferred its rights and interests in respect of the principal amount of US$15,000 of the Convertible Senior Notes to a new third party investor. There were no changes to the principle amount, maturity, interest rate and other terms of the Convertible Senior Notes. Following the transfer, a new third party investor became the holder of the transferred Convertible Senior Notes.

As of June 30, 2026, the fair value of the Convertible Senior Notes was valued at US$87,839 and was classified within Level 3. The fair value was estimated by management with the assistance of an independent valuation firm, using the binomial model with the key assumptions including risk-free rate of return, volatility, and bond yield.

15.    Warrant liabilities

ECARX Warrants in connection with the Merger

ECARX Public Warrants are publicly traded on Nasdaq, the liability is measured at fair value using observable inputs and categorized in Level 1 of the fair value hierarchy, while ECARX Private Warrant liability is measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy. The Binomial Option Pricing Model with the following key assumptions is used for estimating the fair value of ECARX Private Warrants.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)

As of June 30,
2026
Risk-free rate of return (%)	4.06%
Volatility	93.00%
Expected dividend yield	0.0%
Expected term	1.5 years
Fair value of the underlying ordinary shares	US$1.29

The risk-free rate of return was based on the yield of US Treasury Notes for the expected remaining life of the warrant liabilities. The Company estimates the volatility of its common stock using a binomial lattice model based on the price of public warrant as of the valuation date. Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future. Expected term to exercise the warrant liabilities is up to December 2027. The fair value of the Company’s ordinary shares was obtained from the listed trading price of the Company.

The table below reflects the movement of ECARX Warrants for the six months ended June 30, 2026:

	ECARX Public Warrants	ECARX Private Warrants
	US$	US$
January 1, 2026	676	449
Gain due to change in fair value	(76)	(71)
June 30, 2026	600	378
16.    Ordinary shares and treasury shares

Ordinary shares

In 2026, the Company issued 279,455 Class A Ordinary Shares for the 2022 Share Incentive Plan.

In January 2026, the Company entered into a subscription agreement with Geely Investment Holding Ltd. Pursuant to the terms of the agreement, Geely Investment Holding Ltd. subscribed for and purchased from the Company, through a private placement, a total of 27,297,002 newly issued Class A Ordinary Shares at a price of US$1.67 per ordinary share, for a total purchase price of US$45,586.

During the six months ended June 30, 2026, the Company issued 13,818,840 Class A ordinary shares upon conversion of aggregate US$14,255 principal amount of its convertible notes.

Treasury shares

In December 2024, the Company kicked-off a share repurchase program under which the Company may repurchase up to US$20,000 of its ordinary shares until the close of business on September 30, 2025. The limit was subsequently increased to an aggregate amount of US$40,000 up to the end of March 31, 2026. Under the repurchase program, the Company’s proposed repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. During the six months ended June 30, 2026, the Company repurchased 4,871,121 shares in the open market for a total consideration, including related expenses, of US$9,907 which are reported as treasury shares on the consolidated balance sheets.
17.    Share based compensation

(a) Restricted Share Unit (“RSU”)

The following table summarizes activities of the Company's RSUs for the six months ended June 30, 2026:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)

	Number of RSUs	Weighted Average Exercise Price	Weighted Average Fair value at grant date	Weighted remaining contractual years	Aggregate intrinsic value
Outstanding at January 1, 2026	2,909,230	0.38	2.02
Forfeited	(29,432)	—	2.02
Outstanding at June 30, 2026	2,879,798	0.38	2.02	8.59	3,755
Exercisable as of June 30, 2026	2,788,803	0.43	1.84	8.50	3,580

No RSUs were exercised during the six months ended June 30, 2026.

(b) Performance Share Unit (“PSUs”)

In May 2026, the Group's board of directors approved the grant of total 600,000 PSUs to a certain executive officer under the 2022 Share Incentive Plan with nil exercise price. The PSUs have a three-year service period and vest in three equal annual installments on the first, second and third anniversaries of the vesting commencement date, in each case subject to the satisfaction of certain market conditions and the participant’s continued service.

(c) Options

In May 2026, the Company granted 770,000 share options to certain employees under 2022 Share Incentive Plan.

The following table summarizes activities of the options for the six months ended June 30, 2026:

	Number of options	Weighted Average Exercise Price	Weighted Average Fair value at grant date	Weighted remaining contractual years	Aggregate intrinsic value
Outstanding at January 1, 2026	22,631,543	4.77	2.32
Granted	770,000	0.05	0.98
Forfeited	(1,733,031)	0.27	1.52
Exercised	(370,424)	0.50	1.60
Outstanding at June 30, 2026	21,298,088	5.04	2.35	6.99	50,068
Exercisable as of June 30, 2026	16,828,518	7.49	2.38	6.23	40,123

Total intrinsic value of options exercised was US$592 for the six months ended June 30, 2026.

The fair value of the options granted for the six months ended June 30, 2026 are estimated using the binomial model with the following assumptions used:

Six Months Ended June 30, 2026
Risk-free rate of return (1)	4.61%
Volatility (2)	46.33%
Expected dividend yield (3)	0.0%
Fair value of underlying ordinary share (4)	US$1.03
Expected terms (5)	10 years

(1) The risk-free interest rate was estimated based on the yield to maturity of U.S. Treasury bonds for a term consistent with the expected term of the Company’s options in effect at the valuation date.

(2) Expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s options.

(3) Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future.

(4) The fair value of the underlying ordinary share is the closing price of the Company’s ordinary shares traded in the open market as of the grant date.

(5) Expected term is the contract life of the option awards.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)

Compensation expenses recognized for RSUs, PSUs and options for the six months ended June 30, 2025 and 2026 were allocated as follows.

	Six Months Ended June 30,
	2025	2026
Research and development expenses	1,141	144
Selling, general and administrative expenses	5,363	1,323
Total	6,504	1,467

As of June 30, 2026, US$3,920 of the total unrecognized compensation expense related to RSUs, PSUs and options are expected to be recognized over a weighted-average period of 2.9 years.
18.    Revenue information
Revenues are disaggregated as follow:
Major products/services lines:

	Six Months Ended June 30,
	2025	2026
Sales of goods revenues	251,942	310,150
Automotive computing platform	215,680	258,535
SoC Core Modules	36,252	47,909
Automotive merchandise and other products	10	3,706
Software license revenues	26,787	2,290
Service revenues	44,552	44,242
Automotive computing Platform – Design and development service	23,025	39,334
Connectivity service	19,020	3,408
Other services	2,507	1,500
Total revenues	323,281	356,682
Timing of revenue recognition:

	Six Months Ended June 30,
	2025	2026
Point in time	304,261	353,274
Over time	19,020	3,408
Total revenues	323,281	356,682

For the six months ended June 30, 2025 and 2026, the Group’s revenues were substantially all generated in the PRC.

Contract liabilities

Contract liabilities consisted of the following:

	As of December 31,	As of June 30,
	2025	2026
Current liabilities - third parties	123	125
Current liabilities - related parties	7,325	3,830
Non-current liabilities - related parties	10	2
Contract liabilities, current and non-current	7,458	3,957

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
The amount of revenue recognized that was included in the contract liabilities balance at the beginning of the period was US$12,689 and US$3,739 for the six months ended June 30, 2025 and 2026, respectively.
19. Other non-operating (expenses) income, net

	Six Months Ended June 30,
	2025	2026
Change in fair value of an equity security (Note 7)	(340)	(4,259)
Change in fair value of warrant liabilities (Note 15)	(216)	147
Change in fair value of derivative assets (Note 7)	—	219
Change in fair value of derivative liabilities (Note 14)	—	804
Government grants	3,247	980
Foreign currency exchange losses, net	(488)	631
Others, net	934	—
Other non-operating income (expenses), net	3,137	(1,478)
The Group received government grants of US$10,254 and US$980 during the six months ended June 30, 2025 and 2026 respectively, and recognized US$3,247 and US$980 as non-operating (expenses) income, net in the Group's consolidated statements of comprehensive loss for the six months ended June 30, 2025 and 2026 respectively.
There were no significant commitments, contingencies or provision for recapture conditions for the government subsidies received for the six months ended June 30, 2025 and 2026.
20.    Income taxes

The statutory income tax rate for the Group is 25% for the six months ended June 30, 2025 and 2026. The effective income tax rate for the six months ended June 30, 2025 and 2026 differs from the PRC statutory income tax rate of 25%, primarily due to the recognition of full valuation allowance for deferred income tax assets of loss-making entities.
21.    Redeemable noncontrolling interests

In March 2026, the Group entered into an agreement with a third party investor, pursuant to which the investor agreed to contribute RMB300,000 (equivalent to US$44,196) in cash in exchange for a 30% equity interests in a subsidiary of the Group. As of June 30, 2026, the investor had contributed RMB100,000 (equivalent to US$14,638) and acquired a 26.39% equity interest in the subsidiary.

The investor has the right to require the Group to repurchase all or a portion of its equity interests for cash upon the fifth anniversary of the first investment installment or upon the occurrence of certain contingent events. The redemption price is equal to the investment amount attributable to the equity interests subject to repurchase, plus simple interest at a rate of 5% per annum. As the Group does not solely control whether the redemption events will occur, the redeemable noncontrolling interests are classified as mezzanine equity in the Group’s consolidated balance sheets. The redeemable noncontrolling interest initially recorded at its fair value. Any accretion due to the redemption feature is determined after the attribution of net income or loss of the subsidiary and dividends to the noncontrolling interest holder.

The change in the carrying amount of redeemable noncontrolling interests is as follows:

Six Months Ended June 30, 2026
Balance at January 1, 2026	—
Initial recognition	14,638
Net loss attributable to redeemable noncontrolling interests	(1,686)
Accretion to redemption value of redeemable noncontrolling interests	1,809
Total	14,761

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
22.    Loss per share

Basic and diluted net loss per share for the six months ended June 30, 2025 and 2026 have been calculated as follows:

	Six Months Ended June 30
	2025	2026
Numerator:
Net loss attributable to Ecarx Holdings Inc.	(69,056)	(20,988)
Accretion of redeemable noncontrolling interests	—	(1,809)
Numerator for basic and diluted net loss per share calculation	(69,056)	(22,797)

Denominator:
Weighted average number of ordinary shares – basic and diluted	337,210,153	368,244,708
Denominator for basic and diluted net loss per share calculation	337,210,153	368,244,708
Net loss per share attributable to ordinary shareholders
— Basic and diluted	(0.20)	(0.06)

The potential dilutive instruments that have not been included in the calculation of diluted loss per share as their inclusion would be anti-dilutive are as follows:

	Six Months Ended June 30
	2025	2026
Warrants	23,871,971	23,871,971
Options	19,824,537	21,298,088
RSUs	191,918	90,995
Convertible Notes	5,652,174	60,874,795

For the six-months ended June 30, 2026, unvested PSUs of 600,000 shares are not included in the calculation of basic or diluted loss per share, as the issuance of such shares is contingent upon qualifying conditions, which was not satisfied as of the period end.
23. Fair value measurement

Assets and liabilities measured at fair value on a recurring basis include equity securities, available-for-sale debt investments, warrant liabilities and derivative liability.

The following table sets the major financial instruments measured at fair value, by level within the fair value hierarchy as of June 30, 2026.

		Fair Value Measurement at Reporting Date Using
	Fair Value as of June 30, 2026	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
	US$	US$	US$	US$
Assets
Long-term investments, net – equity securities	19,642	19,642	—	—
Long-term investments, net – available-for-sale debt investments	41,250	—	—	41,250

Liabilities
Warrant liabilities – public warrants	600	600	—	—
Warrant liabilities – private warrants	378	—	—	378
Accrued expenses and other current liabilities – derivative liability	67	—	—	67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)

Valuation techniques

Equity securities: The Company values the listed equity securities using quoted prices for the underlying securities in active markets and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1.

Available-for-sale debt investments: As the Company’s available-for-sale debt investment is not traded in an active market with readily observable quoted prices, the Company uses significant unobservable inputs (Level 3) to measure its fair value at inception and at each subsequent balance sheet date. See Note 7 for information about the significant unobservable inputs used in the respective fair value measurements.

Public Warrants and Private Warrants: Public Warrants is classified as Level 1 due to the use of the observed trading price. For Private Warrants, see Note 15 for information about the significant unobservable inputs (Level 3) used in the fair value measurements.

Derivative liability: Derivative liability represents the bifurcated feature embedded in the Initial Note 14. The fair value of derivative liability is measured using income approach. See Note 14 for information about the significant unobservable inputs used in the respective fair value measurements.

The other financial assets and liabilities of the Group primarily consist of cash, restricted cash, short-term investments, accounts receivable, notes receivable, amounts due from related parties, receivables included in prepayments and other current assets and other non-current assets, short-term borrowings, long term borrowings, accounts payable, notes payable, amounts due to related parties, convertible notes payable (see Note 14 for more details), operating lease liabilities, payables included in accrued expenses and other current liabilities. As of June 30, 2026, the fair values of long-term borrowings and operating lease liabilities approximate to their carrying values, which is due to that the underlying interest rates approximated to the market rates for similar instruments with similar maturities. The carrying values of other financial instruments approximate their fair values due to the short-term maturity of these instruments or their interest rates are comparable to the prevailing interest rates in the market.

The Group’s non‑financial assets, such as goodwill, property and equipment and intangible assets, operating lease right-of-use assets, would be measured at fair value only if they were determined to be impaired.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
24.    Commitments and contingencies

As of June 30, 2026, the Group had contractual investment commitments in connection with its equity investments in Hubei Qiguang (Note 25(vi)) and Fuyang Fund. The total investment commitment contracted but not yet reflected in the unaudited condensed consolidated financial statements as of June 30, 2026 were as follows:

	Total	Less than one year	1-2 Years	2-3 Years	3-5 Years	Over 5 Years
Investment commitments	192,253	192,253	—	—	—
Capital commitments

Total capital expenditures contracted but not yet reflected in the unaudited condensed consolidated financial statements as of June 30, 2026 were as follows:

	Total	Less than one year	1-2 Years	2-3 Years	3-5 Years	Over 5 Years
Capital commitments	3,868	3,868	—	—	—	—
Purchase commitments

As of June 30, 2026, the Group has future purchase commitment mainly related to the purchase of research and development services. Total purchase obligations contracted but not yet reflected in the unaudited condensed consolidated financial statements as of June 30, 2026 were as follows:

	Total	Less than one year	1-2 Years	2-3 Years	3-5 Years	Over 5 Years
Purchase commitment	23,979	23,979	—	—	—	—
25.    Related party balances and transactions
(a)Related Parties

Names of the major related parties	Nature of relationship
Zhejiang Geely Holding Group (“Geely Group”) and its subsidiaries	Entity controlled by the controlling shareholder of the Company
Anhui Xinzhi Technology Co., Ltd. (“Anhui Xinzhi”)	Entity controlled by the controlling shareholder of the Company
Zhejiang Huanfu Technology Co., Ltd., ("Zhejiang Huanfu")	Entity controlled by the controlling shareholder of the Company
Hubei Xingji Meizu Group Co., Ltd. ("Xingji Meizu")	Entity controlled by the controlling shareholder of the Company
Wuhan Xingji Meizu Technology Co., Ltd and its subsidiaries	Entity controlled by the controlling shareholder of the Company
Hubei ECARX Technology Co., Ltd (“Hubei ECARX”)	Entity controlled by the controlling shareholder of the Company
DreamSmart Technology Pte. Ltd. (“DreamSmart”) and its subsidiaries	Entity controlled by the controlling shareholder of the Company
HaleyTek AB	Entity controlled by the controlling shareholder of the Company
Proton Holdings Berhad and its subsidiaries	Entity that the controlling shareholder of the Company has significant influence
SiEngine Technology Co., Ltd. (“SiEngine”)	Entity which is under significant influence of the Company
Shenzhen U Chance Technology Co.,Ltd.	Entity which is under significant influence of the Company before January 2026

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)
(b)Significant transactions with related parties, except transactions disclosed elsewhere in these unaudited condensed consolidated financial statements:

	Six Months Ended June 30,
	2025	2026
Revenues(i):
Sales of goods revenues	211,818	276,841
Automotive computing platform	211,747	256,153
SoC Core Modules	63	17,851
Automotive merchandise and other products	8	2,837
Software license revenues	24,999	1,929
Service revenues	44,342	38,682
Automotive computing platform – Design and development service	22,823	33,651
Including: Automotive computing platform – Design and development service to Xingji Meizu	2,778	—
Connectivity service	19,019	3,383
Other services	2,500	1,648
Total	281,159	317,452

	Six Months Ended June 30,
	2025	2026
Purchase of products and services (ii)	86,805	79,600
Including:
–Purchase of products and services from Zhejiang Huanfu (ii)	168	6,066
–Purchase of products and services from Hubei Ecarx (ii)	855	164
–Purchase of products and services from Xingji Meizu (ii)	12,612	28,378
Rental of office space and administrative services (ii)	1,088	529
Interest income on loans due from related parties (iii)	805	1,560
–Interest income on loans due from Xingji Meizu	—	1,258
–Interest income on loans due from Hubei ECARX	795	203
Interest expense on borrowings due to related parties (iv)	965	1,882
–Interest expense on loans due to Hubei ECARX (iii)	—	1,172
Loans and advances to related parties (iii)	—	83,072
–Loans to Xingji Meizu (iii)	—	78,472
Cash collection of loans to related parties and advances to related parties (iii)	1,341	58,686
–Cash collection of loans to Xingji Meizu (iii)	—	58,686
Borrowings from related parties (iv)	47,918	27,964
Repayments of borrowings from related parties (iv)	21,021	28,292
Debt assignment and offset with related parties(iv)	4,919	—
Advances from related parties (v)	—	28,958
Prepayments to related parties (v)	—	33,147
Prepayments for acquisition of Hubei Qiguang (vi)	—	73,712
(c)Balances with related parties:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2025	2026
Accounts receivable – related parties, net (i)	185,536	209,702
Amounts due from related parties (ii)(iii)(v)	53,737	45,811
Other non-current assets – related parties (ii)(iii)(vi)	—	90,371
Accounts payable – related parties (ii)	104,483	45,939
Amounts due to related parties (ii)(iv)(v)	54,648	91,454
Contract liabilities - current (i)	7,325	3,830
Contract liabilities - noncurrent (i)	10	2

(i)The Group sold automotive computing platform products, merchandise and other products, software licenses and provided related technology development services, connectivity service, and other consulting services to a number of related parties. Among these, the Group sold automotive computing platform products, licensed the intellectual property related to TSP software and provided other consulting services to Zhejiang Huanfu. Accounts receivable, net due from related parties arising from sales of products and provision of services were US$185,536, and US$209,702 as of December 31, 2025 and June 30, 2026, respectively. Contract liabilities, current and contract liabilities, noncurrent were US$7,325 and US$3,830 and US$10 and US$2 as of December 31, 2025 and June 30, 2026, respectively.

(ii)The Group purchased raw materials, technology development services and other consulting services from a number of related parties, of which, US$15,831 and US$10,941 of purchase of raw materials were recorded as inventories as of June 30, 2025 and 2026, respectively, US$69,605 and US$65,160 were recorded in cost of revenues for the six months ended June 30, 2025 and 2026, respectively, US$1,369 and US$3,499 were recorded in operating expenses for the six months ended June 30, 2025 and 2026, respectively.

The Group purchased raw materials, technology development services and TSP maintenance service from Zhejiang Huanfu, of which, US$100 and US$5,955 were recorded in cost of revenues for the six months ended June 30, 2025 and 2026, respectively; US$68 and US$111 were recorded in operating expenses for the six months ended June 30, 2025 and 2026, respectively. The Group also purchased research and development service from Hubei Ecarx of which, US$608 and nil were recorded in cost of revenues, US$247 and US$164 were recorded in operating expenses for the six months ended June 30, 2025 and 2026. The Group also purchased raw materials, software and research and development services from Xingji Meizu, of which, US$12,612 and US$26,317 were recorded in cost of revenues, nil and US$2,061 were recorded in operating expenses for the six months ended June 30, 2025 and 2026, respectively.
The Group also rented office space from related parties, pursuant to which, the Group recorded rental expenses of US$1,088 and US$529 in operating expenses for the six months ended June 30, 2025 and 2026, respectively.

Accounts payable to related parties includes payables arising from purchase of raw materials and services of US$104,483 and US$45,939, and amount due from related parties includes prepayments arising from purchase of raw materials and services of US$10,169 and US$6,637 as of December 31, 2025 and June 30, 2026, respectively. Amounts due to related parties includes payables arising from purchase of technical services and logistics services of US$10,174 and US$18,338, and other non-current assets - related parties include prepayments arising from purchase of technical services of nil and US$7,314 as of December 31, 2025 and June 30, 2026, respectively.

(iii)As of December 31, 2025, the balance of amounts due from related parties included the amounts due from its former VIE, Hubei ECARX in the amount of US$10,040. In May 2026, the Group entered into a supplemental agreement with Hubei ECARX, pursuant to which the parties agreed to extend the maturity of the loan for an additional three years to December 31, 2029. As of June 30, 2026, the carrying amount of the loan receivable from Hubei ECARX was US$9,345, which was included in other non-current assets – related parties. The carrying amount represented the present value of the loan receivable discounted at an effective interest rate of 3.5% per annum. Interest incomes on loans due from Hubei ECARX were US$795 and US$203 for the six months ended June 30, 2025 and 2026, respectively.

The Group provided loans of nil and US$83,072 to other related parties, received repayments of US$1,341 and US$58,686 from other related parties for the six months ended June 30, 2025 and 2026 respectively. Interest incomes on loans due from other related parties were US$10 and US$1,357 for the six months ended June 30, 2025 and 2026, respectively.

As of December 31, 2025 and June 30, 2026, loans and interest receivables recorded in amounts due from related parties were US$7,024 and US$32,784.

(iv)In January 2025, the Group obtained a renewed loan in an amount of US$27,252 loan from Geely Group bearing interest rate of 3.9% per annum. In March 2025, the Group entered into a debt assignment and offset agreement with Geely Group and its subsidiaries with respect to assignment and offset of the loan and accounts receivable from Geely Group and its subsidiaries amounting to US$4,919. In September 2025, the Group entered into another debt assignment and offset agreement with Geely Group and Hubei ECARX with respect to assignment and offset of the loan due to Geely Group and loan due from Hubei ECARX amounting to US$24,496. Following these offsets, the loan due to Geely group was fully cleared and no balance remained as at December 31, 2025.

The Group entered into accounts receivable factoring arrangements with a finance company of the Geely Group, under which the Group received financing at a minimum interest rate of 5.0% per annum. During the six months ended June 30, 2025 and 2026, the Group received aggregate proceeds of US$20,666 and US$27,964, respectively, under these factoring arrangements, and repaid US$21,021 and US$28,292, respectively. The outstanding balances of US$28,292 and US$27,964 were included in amounts due to related parties as of December 31, 2025 and June 30, 2026, respectively.

Interest expense on borrowings from related parties were US$965 and US$1,882 for the six months ended June 30, 2025 and 2026, respectively.

The interest payable on borrowings from related parties was included in the amounts due to related parties and was US$423 and US$435 as of December 31, 2025 and June 30, 2026, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)

(v)In March 2026, the Group received additional US$28,958 from a customer – a subsidiary of Geely Group, as procurement support funds to secure supply chain continuity. As of December 31, 2025 and June 30, 2026, amounts due to related parties included US$15,759 and US$44,717, respectively, in connection with such procurement support funds. Amid a global shortage of memory chips, during the six months ended June 30, 2026, the Group made prepayments totaling US$33,147 to Xingji Meizu to secure the supply of critical chips and prevent delivery disruptions to Geely Group, and US$53,261 was settled in connection with the procurement of memory chips. The remaining balances were US$26,504 and US$6,390 included in amounts due from related parties as of December 31, 2025 and June 30, 2026, respectively.

(vi)On June 18, 2026, the Group entered into an agreement to acquire 100% equity interest of Hubei Qiguang. Under the acquisition agreement, the contractual purchase price for the acquisition is RMB 1.8 billion (approximately US$266 million). The Acquisition is structured as a carve-out from Xingji Meizu, and the acquired entity, Hubei Qiguang, is expected to obtain ownership of the entire Flyme business portfolio comprising Flyme Auto (an in-vehicle cockpit operating system) and the cross-device Flyme operating system.

As of June 30, 2026, the Group has settled a portion of the contractual purchase price, amounting to RMB500 million (equivalent to US$73,712) as prepayment included in other non-current assets – related parties.
26. Segment reporting

The Group is comprised of a single reportable segment organized around automotive technology and connectivity services for smart vehicles. The Group generates revenues from its technology products and services using its capabilities in delivering turnkey solutions for next-generation smart vehicles, system on a chip, central computing platforms and software. The Group derives its revenue primarily in PRC and manages its activities on a consolidated basis.

The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker (“CODM”) is the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. For the purpose of internal reporting and management’s operation review, the Group’s chief executive officer does not segregate the Group’s business by product or service.

The Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from within the PRC, therefore, no geographical information is presented.

The CODM evaluates performance for its single reportable segment based on total revenues, gross profit, operating expenses excluding share-based compensation expense and loss from operation.

The following table presents financial information with respect to the Group’s single reportable segment:

	Six Months Ended June 30,
	2025	2026
Total revenues	323,281	356,682
Total cost of revenues	(273,280)	(283,969)
Gross profit	50,001	72,713
Operating expenses excluding share-based compensation expense[1]	(108,649)	(90,416)
Share-based compensation expense	(6,504)	(1,467)
Total operating expenses	(115,153)	(91,883)
Loss from operation	(65,152)	(19,170)
Interest income	1,554	2,509
Interest expense	(10,239)	(17,982)
Gain from equity method investments, net	113	14,161
Other non-operating (expenses) income	3,137	(1,478)
Loss before income taxes	(70,587)	(21,960)
Income tax expenses	(2,052)	(1,041)
Net loss	(72,639)	(23,001)

1 This measure is not in accordance with, or an alternative to GAAP. The Group excludes share-based compensation expense since it is non-cash in nature and its valuation and measurement depend on factors such as volatility not reflective of the Group’s operating performance.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data, or otherwise noted)

Major Customer

Revenues from a group of customer entities under common control of the ultimate controlling shareholder in the segment represented US$279,417, US$309,220, or 86.4%, and 86.7% for the six months ended June 30, 2025 and 2026, respectively.
27. Subsequent event
In July 2026, pursuant to the acquisition mentioned in Note 25(vi), the Group settled the remaining contractual purchase price.